December 14, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Washington Group International, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2005
Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006
and September 29, 2006
File No. 1-12054

Dear Mr. Decker:

We have received your letter dated November 28, 2006 with respect to the above filings of Washington Group International, Inc. (the “Company”) with the Securities and Exchange Commission. Our responses to your comments are set forth below. For purposes of referencing our responses, the comments from your letter have been included prior to each response.

Form 10-K for the Year Ended December 30, 2005

Financial Statements

Note 6 - Goodwill, page II-50

1.
You state that there has been no goodwill impairment during the years ended December 30, 2005, December 31, 2004 and January 2, 2004. Given the recurring operating losses recorded in 2004, 2005 and the first nine months of 2006, tell us how you determined goodwill related to your Infrastructure segment was not impaired during your goodwill impairment test performed during the year ended December 31, 2005.

Response:

As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Form 10-K for the year ended December 30, 2005 and in the Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006 and September 29, 2006, the Infrastructure segment has been significantly impacted by losses recognized on three fixed-price, competetively bid, construction only highway contracts.

In accordance with AICPA Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, paragraph 85, we have recorded loss provisions for the entire estimated losses in the period the losses became evident and the amount of loss was estimable. The recognized losses do not reflect any potential claim recovery based on our policy of only recording revenues from claims when the amounts have been received or awarded pursuant to paragraph 66 of SOP 81-1. Significant claims have been submitted to the clients on these projects and we believe there will be substantial recoveries once the claim process is completed.

During each reporting period during 2004, 2005 and 2006, the entire amount of the known losses at the time had been recognized. Accordingly, in the respective goodwill impairment analyses as of October 31, 2004 and 2005, the fair value calculations for the Infrastructure segment did not assume continuing contract losses in future periods, but were based on the forecasted operating results for the segment, including estimated future claim recoveries related to the contract losses. As summarized below, the Infrastructure segment would have been profitable in all periods had it not been for the three specific contracts. One of the projects was completed in early 2006, the largest of the three contracts will be completed in 2007, and the other contract will be complete in 2008. Although contract losses are expected from time to time in the construction industry, the magnitude of the losses associated with the three contracts are not characteristic of our historical experience and we do not believe they are reflective of what should be assumed in future periods. In response to the contract losses, changes have been made to Infrastructure’s strategic direction to reduce exposure to fixed-price contract losses. We have not bid any new fixed-priced, competitively bid, construction only highway projects in the last two years. Additionally, the large losses experienced on the three contracts are due in part to unprecedented material price escalations and other external factors that will be mitigated by changes to future contractual provisions. Based on these specific facts and circumstances, coupled with a robust outlook for the infrastructure industry over the next several years, we concluded that the fair value of the Infrastructure segment was not impaired.

Our internal fair value analysis was also supported by an independent valuation of the Infrastructure segment. The conclusion is consistent with the operating results after excluding the impact of the nonrecurring contract losses as summarized in the following table.

($ in Millions)	Year Ended 2004	Year Ended 2005	Year-to-date 2006
Operating loss of Infrastructure segment	$(16.2)	$(79.1)	$(17.8)
Less: Fixed-price highway losses	(44.3)	(99.6)	(35.2)
Operating income, excluding specific project losses	$28.1	$20.5	$17.4

Note 15 - Acquisition of BNFL’s Interest in Government Services Business

2.	Please provide us with additional information regarding your accounting of the Initial Acquisition. Specifically, please address the following:

•
Help us understand how you determined it was appropriate to bifurcate the 40% Legacy Contracts and the 10% Contracts and correspondingly account for each of these in a different manner. Please clarify whether BNFL was required to share in any losses related to the 40% Legacy Contracts;

•	Tell us how you determined it was appropriate to reflect BNFL’s share of the earnings related to the 40% Legacy Contracts as cost of revenue on your consolidated statement of income; and
•	Tell us the accounting literature you referred to determine the appropriate accounting for this transaction.

Response:

In March 1999, the Company and BNFL, a company owned by the British Government, jointly acquired the government and environmental services businesses of CBS Corporation (the “Acquired Business”). The Acquired Business consisted of two separate legal entities in which the Company had a net 60% economic interest and BNFL had a net 40% economic interest. The operations of the Acquired Business primarily consisted of managing complex facilities and programs for the U.S. Department of Energy (“DoE”) and Department of Defense (“DoD”) and providing engineering, construction, management and risk analysis services for a variety of governmental markets. Subsequent to the 1999 acquisition, the British Government changed the strategic direction of BNFL. This change along with other factors lead to the “Initial Acquisition” as referenced in Note 15, Acquisition of BNFL’s Interest in Government Services Business. Under the terms of the Initial Acquisition, the Company and BNFL agreed that each would retain its respective interest in what was defined as the “40% Legacy Contracts” and that the Company would have total control of the Acquired Business and in exchange BNFL would get 10% of future profits earned by the Company on certain existing operations and all future DoE contracts through September 30, 2012.

The 40% Legacy Contracts were bifurcated from the 10% Contracts based on the following. First, as a result of the Initial Acquisition, there was no change in the rights and obligations of ownership with respect to the 40% Legacy Contracts. Both before and after, BNFL had a 40% economic interest in the contracts until all work ceased at the specific DOE sites, including sharing in or funding its portion of any losses. Second, if the 40% Legacy Contracts had not been bifurcated but rather had been deemed consideration for the acquisition of a minority interest, the resulting accounting would not reflect the economic substance of the transaction. For example, assuming the 40% Legacy Contracts had been included in the acquisition accounting, there would have been no additional fair value of assets acquired because the Company did not receive any additional economic benefit associated with BNFL’s interest in the 40% Legacy Contracts; however, future payments to BNFL would have been accounted for as contingent consideration thus increasing the cost of the acquisition, which would have resulted in increased goodwill. Since the payments would not have been reflected as a charge against earnings in the period made, operating results would have been inflated in the periods the payments were made.

Since there was no additional economic benefit acquired, we concluded it was inappropriate to increase operating results and therefore bifurcation was the appropriate treatment.

While the 40% Legacy Contracts were in place at the time of the revised agreement, the 10% Contracts were primarily related to new projects and any payments associated with the 10% contracts would terminate in 2012. In addition, BNFL did not bear any risk of loss on the 10% Contracts. Accordingly, these payments were determined to be consideration for the acquisition of BNFL’s minority interest in the Acquired Business in accordance with SFAS 141.

BNFL’s share of the 40% Legacy Contracts was reflected as cost of revenue because as a result of the Initial Acquisition BNFL did not retain any legal rights or interest in the Acquired Business and therefore to continue to reflect the payments as minority interest would not have been consistent with minority interest accounting. We concluded that BNFL’s share of the 40% Legacy Contract earnings was in substance similar to a royalty arrangement and should therefore be reported consistent with royalty payments.

As summarized above, the structure and provisions of the Initial Acquisition were unique. We primarily referenced FASB Statement No. 141, Business Combinations, and related interpretations in determining the appropriate accounting for the transaction and consulted with our independent auditors, Deloitte & Touche LLP.

As requested in your comment letter, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, you may contact Jerry Lemon, Corporate Controller, at (208) 386-5758 or me at (208) 386-7055.

Sincerely,

/s/ George H. Juetten
Executive Vice President and Chief Financial Officer

cc: John T. Perugini